Egan-Jones Ratings Company

2017 Form NRSRO Annual Certification

Exhibit 1 Credit Ratings Performance Statistics

Attached please find the Rating Transition & Default Rates listed as follows:

- Financial Institutions, Brokers, or Dealers - 1-year, 3-year and 10-year Transition and Default Rates
- Insurance Companies - 1-year, 3-year and 10-year Transition and Default Rates
- Corporate Issuers - 1-year, 3-year and 10-year Transition and Default Rates

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	1				100%																				
AA-	5				100%																				
A+	14					86%																			14%
A	24						62%	17%																	21%
A-	20						10%	75%	5%	5%															5%
BBB+	18							33%	44%	6%															17%
BBB	18							11%	11%	55%	6%														17%
BBB-	11									36%	55%	9%													
BB+	6									17%	17%	16%	17%												33%
BB	3											33%	34%												33%
BB-	6											33%		34%											33%
B+	6												17%	17%	49%	17%									
B	5														20%	40%									40%
B-	3																67%								33%
CCC+	1																		100%						
CCC	1																	100%							
CCC-	0																								
CC	0																								
C	0																								
Total	142																								

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	0																								
AA+	0																								
AA	2				50%	50%																			
AA-	1				100%																				
A+	6				33%	50%	17%																		
A	15					33%	47%	7%																	13%
A-	15					13%	33%	54%																	
BBB+	14						14%	43%	15%	7%															21%
BBB	12							33%	8%	18%	8%		8%												25%
BBB-	8								25%	38%	24%														13%
BB+	8							13%	13%	25%	36%			13%											
BB	7									43%	14%	14%	15%												14%
BB-	1									100%															
B+	4									25%		25%		25%											25%
B	1											100%													
B-	4											25%					25%								50%
CCC+	0																								
CCC	1																								100%
CCC-	0																								
CC	2												50%					50%							
C	0																								
Total	101																								

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Financial Institutions, Brokers, or Dealers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings on 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	26	80%	12%							8%
A1	69	12%	75%	1%						12%
A2	18		22%	44%	6%					28%
A3	7		14%		58%	14%				14%
B	9			11%	22%	45%	11%			11%
C	9					11%	67%			22%
Total	138									

Financial Institutions, Brokers, or Dealers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	27	74%	26%							
A1	49	12%	70%	4%	2%					12%
A2	11		18%	46%						36%
A3	2			50%	50%					
B	5		20%	20%	20%	20%				20%
C	5			20%			20%			60%
Total	99									

Financial Institutions, Brokers, or Dealers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Insurance Companies - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	0																								
AA+	1		100%																						
AA	0																								
AA-	2				100%																				
A+	5					60%		40%																	
A	12						58%	17%	8%																17%
A-	8						25%	36%	13%		13%														13%
BBB+	9								67%	22%															11%
BBB	6								17%	66%	17%														
BBB-	3										67%														33%
BB+	3											100%													
BB	2												50%	50%											
BB-	0																								
B+	0																								
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	51																								

Insurance Companies - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	0																								
AA+	1		100%																						
AA	0																								
AA-	0																								
A+	3				33%			33%																	34%
A	7				14%	29%	29%	14%	14%																
A-	12						42%	25%	8%	8%															17%
BBB+	6							17%	50%	33%															
BBB	6								33%	16%	17%			17%											17%
BBB-	5							20%	40%	20%		20%													
BB+	1												100%												
BB	4						25%				25%	50%													
BB-	0																								
B+	1									100%															
B	0																								
B-	0																								
CCC+	0																								
CCC	0																								
CCC-	0																								
CC	0																								
C	0																								
Total	46																								

Insurance Companies - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Insurance Companies - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings on 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	13	77%	23%							
A1	31	6%	75%	6%						13%
A2	6		33%	50%	17%					
A3	1					100%				
B	0									
C	0									
Total	51									

Insurance Companies - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	9	11%	78%							11%
A1	24	29%	51%	8%		4%				8%
A2	8		63%	11%	13%					13%
A3	4	25%	50%	25%						
B	0									
C	0									
Total	45									

Insurance Companies - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Corporate Issuers - 1-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings as of 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	2		50%																						50%
AA+	3		100%																						
AA	15			86%	7%																				7%
AA-	34				70%	24%	6%																		
A+	73			1%	4%	61%	21%	3%	3%																7%
A	109					3%	65%	10%	8%	4%															10%
A-	127					1%	8%	65%	13%	2%	2%	1%	1%	1%											6%
BBB+	142						1%	11%	55%	22%	2%	1%													8%
BBB	133							2%	14%	49%	15%	8%	2%	1%											9%
BBB-	128								6%	11%	49%	13%	5%	1%											15%
BB+	116									7%	14%	44%	16%	5%	3%										11%
BB	101									1%	6%	6%	49%	14%	4%										20%
BB-	92											5%	4%	56%	15%	2%	1%	1%							16%
B+	80										1%	1%	3%	13%	41%	10%	8%	3%	1%				1%		18%
B	55												4%	5%	9%	47%	9%					2%			24%
B-	43														5%	9%	63%	7%	9%				2%		5%
CCC+	12														8%		17%	42%	25%		8%				
CCC	17														6%		6%	12%	28%	18%		6%	24%		
CCC-	4																25%		25%	25%		25%			
CC	11																				28%	27%	36%		9%
C	10																				10%	20%	40%		30%
Total	1307																								

Corporate Issuers - 3-Year Transition and Default Rates (Long-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)																					Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid off	Withdrawn (other)
AAA	1		100%																						
AA+	8		24%	13%		25%	25%				13%														
AA	15			53%	7%	13%	7%		13%																7%
AA-	38			3%	34%	24%	13%	11%	5%	5%		5%													
A+	55				7%	29%	27%	11%	9%	4%	5%	4%	2%												2%
A	56					9%	22%	18%	16%	18%			2%	2%	2%										11%
A-	92				1%	2%	14%	34%	18%	9%	4%	1%	2%	3%	3%										9%
BBB+	101						6%	24%	24%	21%	8%	1%	7%	1%		1%		1%							6%
BBB	87						2%	9%	26%	29%	10%	8%	2%	6%	1%							1%			6%
BBB-	93						1%	5%	12%	16%	26%	8%	9%	2%	4%	1%									16%
BB+	74							3%	5%	12%	20%	17%	12%	4%	7%	3%	1%		1%						15%
BB	54							2%	6%	6%	11%	11%	26%	2%	4%	2%	2%					2%	2%		24%
BB-	52								4%	10%	10%	6%	10%	9%	10%	12%	6%	4%					4%		15%
B+	51									6%		4%	4%	20%	12%	12%	4%		8%				6%		24%
B	33							3%			6%	3%	6%	9%	15%	10%	9%	6%	3%			3%	3%		24%
B-	24										4%			17%	13%	17%	28%				4%	4%			13%
CCC+	14										7%			7%		7%	29%	7%	7%						36%
CCC	10											10%					20%		40%	10%	10%				10%
CCC-	2																50%			50%					
CC	5										20%						20%						40%		20%
C	3																				33%	34%			33%
Total	868																								

Corporate Issuers - 10-Year Transition and Default Rates (Long-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

Corporate Issuers - 1-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2015 through December 31, 2016)

Credit Ratings on 12/31/2015		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2015-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	235	81%	13%							6%
A1	508	3%	80%	8%	1%					8%
A2	186		18%	51%	16%	2%				13%
A3	185		1%	12%	56%	15%	3%	1%		12%
B	113		1%	1%	9%	60%	12%	1%		16%
C	56				4%	14%	45%	30%		7%
Total	1283									

Corporate Issuers - 3-Year Transition and Default Rates (Short-Term Credit Ratings)

(December 31, 2013 through December 31, 2016)

Credit Ratings as of 12/31/2013		Credit Ratings as of 12/31/2016 (Percent)						Other Outcomes During 12/31/2013-12/31/2016 (Percent)		
Credit Rating	Number of Ratings Outstanding	A1+	A1	A2	A3	B	C	Default	Paid off	Withdrawn (Other)
A1+	251	44%	43%	4%	3%					6%
A1	344	4%	60%	16%	6%	2%	1%			11%
A2	108		32%	19%	12%	10%	4%	4%		19%
A3	87		15%	9%	33%	10%	9%	6%		18%
B	44		2%	2%	9%	46%	11%	5%		25%
C	20			15%	5%	30%	25%	10%		15%
Total	854									

Corporate Issuers - 10-Year Transition and Default Rates (Short-Term Credit Ratings)

Egan-Jones has not assigned credit ratings in this class for the length of time necessary to produce a 10-year Transition/Default Matrix.

The rating definitions and the definition of default are presented below. They are also publicly available at the following web address: https://www.egan-jones.com/public/credit_ratings.aspx

Long-Term Credit Rating Definitions

AAA
An obligation rated 'AAA' has the highest rating assigned by Egan-Jones. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB,' 'B,' 'CCC,' 'CC,' and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC
An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of

adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C

A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D

An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-)

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Egan-Jones does not rate a particular obligation as a matter of policy.

Short-Term (Commercial Paper) Rating Definitions

Egan-Jones views commercial paper and other short-term ratings to be of higher credit quality relative to an issuer's senior unsecured debt provided the issuer is of reasonably strong credit quality - generally investment grade. Holders of commercial paper and other short term obligations have the opportunity to exit their exposure fairly frequently compared to the traditional debt investor.

The approach we use when rating commercial paper is to start with the issuer's senior unsecured debt rating assigned by EJR and adjust the rating for additional sources of credit support. Typical sources of credit support include cash and marketable securities and the market value of the company's shares; both provide potential sources for short-term liquidity. Ultimately, the rating assigned is based on our qualitative view of the issuer's prospective ability to pay its obligations on time and in full.

A-1

A short-term obligation rated 'A-1' is rated in the highest category by Egan-Jones. The obligor's capacity to meet its financial commitment on the obligation

is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2

A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3

A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B

A short-term obligation rated 'B' is regarded as having significant speculative characteristics. Ratings of 'B-1,' 'B-2,' and 'B-3' may be assigned to indicate finer distinctions within the 'B' category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

C

A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D

A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Egan-Jones believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

The rating history is publicly available at the following web address:

https://www.egan-jones.com/17g-7

For other annual certification documents, please visit

https://www.egan-jones.com/public/annual_certifications.aspx